Exhibit 1.02

Natus Medical Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 (the Rule) and Form SD thereunder. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined by the SEC as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold “3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

1. Company Overview

Natus Medical Incorporated (“Natus” the “Company,” “we,” “us,” or “our”) is a leading provider of newborn care and neurology healthcare products used for the screening, detection, treatment, monitoring and tracking of common medical ailments in newborn care, hearing impairment, neurological dysfunction, epilepsy, sleep disorders, and balance and mobility disorders. We offer two product families as detailed below. For more information about our company and a detailed description of our business, please refer to our website at http://www.natus.com

2. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products and found that tin, tantalum, tungsten, and gold (3TG), can be found in various Natus’ products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, Natus has been unable to determine the origin of all of the 3TG within our instruments and array of products. In addition, due to the scope of Natus’ product catalog, as well as the size and complexity of the Company’s supply chain, there are some products that may contain 3TG components that are DRC conflict undeterminable. Using our supply chain due diligence processes as detailed below, we hope to further develop transparency into our supply chain.

3. Products Overview

The Company’s products fit into two broad categories:

Neurology – Includes products for diagnostic electroencephalography (EEG), electromyography (EMG), diagnostic sleep analysis or polysomnography (PSG), intra-operative monitoring (IOM), and transcranial doppler ultrasound technology.

Newborn Care – Includes products for newborn care including hearing screening, brain injury, thermoregulation, jaundice management, and various disposable products, as well as products for diagnostic hearing assessment for children through adult populations, and products to diagnose and assist in treating balance and mobility disorders.

4. Supply Chain Overview

Natus does not have any direct relationship with any smelter or refinery in our supply chain. Accordingly, Natus has relied upon its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. The process Natus has used is the framework set forth through the cross-industry initiatives established by the Electronics Industry Citizenship Coalition (EICC).

Natus has actively engaged in performing a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined our supply chain conflict minerals due diligence scope of work by including active suppliers that provide components and manufacturing activities that are likely to contain 3TG. We adopted the Electronics Industry Citizenship Coalition (“EICCs”) standard Conflict Minerals reporting templates, and based on these reporting templates have conducted a conflict minerals due diligence communication survey to all 1,661 Natus suppliers from around the world of these defined components and manufacturing supplies from 2013. To date, approximately 30% of the noted suppliers have responded.

5. Natus’ Conflict Minerals Due Diligence Program

Natus’ due diligence efforts for 2013 included the following four steps:

The establishment of a conflict minerals project team comprising executive level management from the engineering, operations, legal and executive departments, with coordinators from each business unit involved, to direct the overall efforts of Natus’ conflict minerals compliance program. This team has been sponsored by Natus’ Vice President of Engineering and the compliance program has been approved and joined by the Natus’ management.

Natus also established a policy with respect to conflict minerals and published this document on our website at http://www.natus.com/index.cfm?page=company_1&crid=13. In this policy we confirm our commitment to corporate sustainability and respecting and promoting human rights in our operations and the activities performed by Natus suppliers.

Engaging with Natus suppliers as noted above, and surveying these suppliers per ECIC guidelines as part of a continuing monitoring process.

Finally, Natus has a corporate code of conduct that, among other things, demands that the Company follow the highest ethical standards in its dealings with suppliers and customers, as well as follow any and all applicable laws and regulations. This policy can be found at http://investor.natus.com/phoenix.zhtml?c=129675&p=irol-govPolicies.

6. Conclusion

Natus has taken (or intends to take) the following steps to improve our conflict minerals program to further mitigate the risks that any 3TG in our products could benefit armed groups in the DRC or adjoining countries. Accordingly, Natus will:

a. Include a conflict minerals clause in new or renewed supplier contracts.

b. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c. Engage any of our suppliers found to be supplying us with 3TG from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of 3TG outside of those countries.

d. Work with the our industry and other groups to define and improve best practices and build leverage over the supply chain in accordance with published international compliance criteria.